SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

   Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings Plc

Share buy-back programme

20 December, 2013

Ryanair Holdings plc (the "Company") announces that it has entered into an irrevocable arrangement with its broker, Citigroup Global Markets Limited ("Citigroup"), to commence a share buy-back programme to repurchase on its behalf ordinary shares of €0.00635 each, subject to a maximum consideration of €70,100,000 (the "Shares"), during the period commencing on 20 December 2013 and ending not later than 14 March 2014. All Shares repurchased will be cancelled. This arrangement is in accordance with Chapter 9 of the Listing Rules of the Irish Stock Exchange and the Company's general authority to repurchase shares.

Citigroup may be undertaking transactions in the Shares (which may include participation in block purchases) during the period from the date of this announcement to the purchase date in order to meet its obligations pursuant to this buy-back.

The Company may acquire Shares on any given day during the repurchase period in volumes not exceeding the average daily trading volume in the month preceding the date of this announcement on the regulated market on which the purchases are carried out, in accordance with European Commission Regulation No. 2273/2003 on buyback programmes and stabilisation of financial instruments.

Contact:

Howard Millar

Ryanair Holdings Plc

Tel: + 353 1 8121212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 December, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary